UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact November | 2021

Azul updates the market on its proposal for a potential business combination with LATAM

São Paulo, November 28, 2021 – Azul S.A., “Azul” or “Company”, (B3: AZUL4, NYSE: AZUL), informs the market on recent developments regarding a proposal for a business combination with LATAM Airlines Group S.A. (“LATAM”).

As disclosed by LATAM in a public filing on November 26, 2021, Azul clarifies that it confidentially submitted, together with select LATAM creditors, a non-binding proposal for a business combination with LATAM (the "Proposal") on November 11, 2021. The Proposal included around US$5 billion of equity financing (“New Equity Financing”) backstopped by certain members of the ad hoc group of LATAM creditors comprised of several prominent financial institutions (“Ad Hoc LATAM Creditors”).

Under the Proposal, ownership of the combined company would be split between Azul’s current shareholders, LATAM creditors receiving equity for their claims, and participants in the proposed New Equity Financing. Azul and the Ad Hoc LATAM Creditors agreed that governance of the combined company would be comprised of an independent group of directors to ensure alignment between shareholders of the combined company.

Azul believes the Proposal would provide significant increased network growth, an expanded range of destinations, and improved convenience, products, and services, benefiting Azul’s and LATAM’s customers. These benefits would generate synergies estimated to be worth over US$4 billion in incremental equity value above and beyond LATAM’s standalone plan, therefore providing significant value accretion to Azul’s shareholders and higher recovery to all of LATAM’s creditor, in accordance with the US Chapter 11 rules.

The standalone plan presented by LATAM is, by definition, unable to generate synergies from a combination. Additionally, at this moment the stated valuation that has been put forth in LATAM’s standalone plan is higher than Azul believes to be credible given the continued uncertainties in the aviation industry, especially in the international long-haul markets.

As a result, Azul will continue to focus on its exclusive competitive advantages provided by its unique network and fleet flexibility, complemented by the high potential growth of all businesses such as Azul Cargo, Azul Viagens and TudoAzul, and to evaluate future partnerships and consolidation opportunities available in the market.

Azul will keep the market updated of any developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 800 daily flights to over 130 destinations. With an operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 28, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer